POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

POLYMET MINING CORPORATION ANNOUNCES A NON-BROKERED
PRIVATE PLACEMENT FINANCING FOR UP TO 9,000,000 UNITS

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

Vancouver, British Columbia, August 25, 2005 – William Murray, President of PolyMet Mining Corp. (the “Company”), is pleased to advise that, subject to TSX Venture Exchange (the “Exchange”) approval, the Company has negotiated a non-brokered private placement of up to 9,000,000 Units at a price of $0.90 per Unit for gross proceeds of $8,100,000. Each Unit will consist of one share (a “Share”) and one half of a share purchase warrant. One full warrant (a “Warrant”) will permit the holder to purchase a further share (a “Warrant Share”) for a period of 30 months from issuance at a price of $1.25 per Warrant Share, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over $2.50 per share for 20 consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants upon giving 30 days notice to the holders thereof.

Finders’ fees in accordance with the Policies of the Exchange will be paid in cash or common shares on a portion of the financing.

The proceeds of the private placement will be used to further the completion of a Definitive Feasibility Study on the NorthMet Project. The proceeds of the exercise of Warrants, if any, will provide general working capital.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day from the date of closing of the private placement.

The private placement transaction is subject to acceptance by the Exchange and any other regulatory authority having jurisdiction.

POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

Cautionary Statement on Forward-Looking Information
The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture
Exchange has not reviewed and does not accept responsibility fro the adequacy or accuracy of this news release.